Exhibit 99.5

Changing Power ...Powering Change First Quarter 2009 Results Hydrogenics Corporation Hydrogen Energy Storage and Power Systems

Safe Harbor Statement Certain statements contained in the Business Update section constitute forward-looking statements and are statements concerning our objectives and strategies and management’s beliefs, plans, and estimates and intentions about our achievements, future results, goals, levels of activity, performance, and other future events. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee achievements, future results, levels of activity, performance, or other future events. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including risks related to our ability to successfully execute our business plan, which includes: an increase in revenue and obtaining additional capital; our liquidity; our operating results; our revenue growth; our industry; and our technology and products. You should not place undue reliance on these forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in our regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this cautionary statement. 2

Business Update 3

Q1 2009 Highlights 4 Improved gross margin by 12.1% versus last year, even with a decline in revenues Posted segment income within OnSite Generation for 5th Quarter in a row Actively bidding on a large number of new contracts even as global economic slowdown has impacted order timing Continue to streamline operations and conserve cash

OnSite Generation Revenues declined $3.6 million versus Q1 2008 due to the timing of project deliveries Even with lower revenues, posted higher gross margin than prior year at 33.9% Announced new hydrogen fueling stations for buses in Germany and France, and expect to soon announce further developments in South America Continue to actively bid on hydrogen generation equipment for utility applications worldwide See continued interest in using hydrogen for renewable energy storage 5

Power Systems Recently announced fuel cell bus wins in both North America and Europe, pointing to increasing traction and technology acceptance Anticipate that we will receive UL certification for APC during Q2, enabling the commercial launch of Hydrogenics’ fuel cells for APC backup power clientele Seeing some signs of positive impact from stimulus packages and tax credits, working to increase demand going forward – both for backup power and transit applications Forklift market expected to pick up as economic conditions improve 6

Financial Update 7

0 2 4 6 8 10 12 2008 2009 Test Systems Power Systems OnSite Generation Notes Revenues were $5.5 million for the three months ended March 31, 2009. Excluding Test Systems, revenues decreased 35% from the comparable period in 2008 primarily reflecting variations in timing of delivery of products in our OnSite Generation and Power Systems business units. Revenues Revenues Three months ended March 31, 2009 $M Revenues by Business Unit 10.7 5.5 35% 8 $M

Gross Profit Three months ended March 31, 2009 Gross Profit by Business Unit 17.4 29.5 12. 1 Percentage Points Gross Profit Notes Gross profit was 29.5% for the three months ended March 31, 2009, an increase of 12.1 percentage points from the comparable period in 2008. % % 9

0 2 4 6 8 10 2008 2009 3.8 3.6 1.7 1.7 R&D SG&A Cash Operating Costs Three months ended March 31, 2009 $M 4% 5.3 5.5 Notes Cash operating costs for the three months ended March 31, 2009 include $0.6 million of severance and other related costs associated with further business streamlining initiatives as well as $0.2 million of costs attributable to our Test Systems business. Cash operating costs are defined as the sum of selling, general and administrative expenses and research and product development, less stock-based compensation expense. This is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide 15 for a reconciliation of this measure to loss from operations. 10

0 2 4 6 2008 2009 0.4 0.6 3.9 3.4 Cash Loss Non-cash Loss Net Loss Three months ended March 31 $M 4.0 4.3 7.5 % Notes Cash Loss includes $0.6 million of severance and other related costs associated with further streamlining initiatives undertaken during the first quarter of 2009 as well as $0.2 million of net loss attributable to our Test Systems business. 11

Order Backlog Q4/08 Backlog Orders Received Orders Delivered Q1/09 Backlog OnSite Generation $ 14.6 $ 0.8 $ 3.7 $ 11.7 Power Systems 7.6 0.2 1.8 6.0 Total $ 22.2 $ 1.0 $ 5.5 $ 17.7 As at March 31, 2009 ($M) Notes In addition to the $5.5 million of revenue recognized in the three months ended March 31, 2009, we currently expect to deliver and recognize as revenue, more than 80% of our total order backlog in 2009. 12

Balance Sheet Highlights Cash and cash equivalents, short-term investments and restricted cash $ 15.7 $ 22.7 (7.0) (30.8) Accounts and grants receivable 5.4 4.5 0.9 20.0 Inventories 9.8 10.1 (0.3) (2.9) Accounts payable and accrued liabilities 15.2 17.3 (2.1) (12.1) Dec. 31 2008 $ % ($M) Change Mar. 31 2009 13 Notes Accounts payable and accrued liabilities as at March 31, 2009 include $4.4 million to reflect facility and warranty liability accruals.

Q1 Results Three months ended March 31 Change 2009 2008 $ % Revenues 5.5 10.7 (5.2) (48.5) Gross Profit 1.6 1.9 (0.3) (15.8) % of Revenues 29.5 17.4 Operating Expenses Selling, general and administrative 3.7 4.1 (0.4) (9.8) Research and product development 1.7 1.7 - - EBITDA (3.8) (3.9) (0.1) (2.6) (in $ millions) Notes EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, and amortization. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses EBITDA as a useful measure of cash flows. Refer to slide 16 for a reconciliation of this measure to Net Loss. 14

Reconciliation of Non-GAAP Measures Three months ended March 31, 2009 Three months ended March 31, 2008 Cash Operating Costs $ 5.3 $ 5.5 Less: Gross profit (1.6) (1.9) Add: Stock-based compensation 0.1 0.2 Add: Amortization of property, plant and equipment 0.3 0.3 Add: Amortization of intangible assets - 0.1 Loss from Operations $ 4.1 $ 4.2 Cash Operating Costs ($M) 15

Reconciliation of Non-GAAP Measures Three months ended March 31, 2009 Three months ended March 31, 2008 EBITDA loss $ 3.8 $ 3.9 Add: Amortization of property, plant and equipment 0.3 0.3 Add: Amortization of intangible assets - 0.1 Less: Other income (0.1) - Net Loss $ 4.0 $ 4.3 EBITDA ($M) 16

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